Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q2 FY24 Financial Results

Hyderabad, India, Oct 27, 2023: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter ended Sep 30, 2023. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

Revenues	Rs. 68,802 Mn [Up: 9% YoY; Up: 2% QoQ]

Gross Margin	58.7% [Q2 FY23: 59.1%; Q1 FY24: 58.7%]

SG&A Expenses	Rs. 18,795 Mn [Up: 13% YoY; 6% QoQ]

R&D Expenses	Rs. 5,447 Mn [7.9% of Revenues]

EBITDA	Rs. 21,813 Mn [31.7% of Revenues]

Profit before Tax	Rs. 19,134 Mn [Up: 19% YoY; Up: 4% QoQ]

Profit after Tax	Rs. 14,800 Mn [Up: 33% YoY; Up: 6% QoQ]

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We delivered another quarter of strong results with highest ever sales and profits, driven by market share gains & momentum in our US generics business and robust growth in Europe. We are continuing to strengthen our pipeline both organically and through business development to drive growth and create differentiation.”

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 83.08

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q2 FY24		Q2 FY23		YoY	Q1 FY24		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr %
Revenues	828	68,802	759	63,057	9	811	67,384	2
Cost of Revenues	342	28,434	311	25,810	10	335	27,831	2
Gross Profit	486	40,368	448	37,247	8	476	39,553	2
Operating Expenses
Selling, General & Administrative expenses	226	18,795	199	16,560	13	213	17,702	6.2
Research and Development expenses	66	5,447	59	4,869	12	60	4,984	9
Impairment of non-current assets	1	55	0	25	120	0	11	400
Other operating (income)/expense	(22)	(1796)	(4)	(334)	438	(9)	(780)	130
Results from operating activities	215	17,867	194	16,127	11	212	17,636	1
Net finance (income)/expense	(15)	(1225)	2	156	(885)	(9)	(784)	56
Share of profit of equity accounted investees	(1)	(42)	(2)	(140)	(70)	(1)	(43)	(2)
Profit before income tax	230	19,134	194	16,111	19	222	18,463	4
Income tax expense	52	4,334	60	4983	(13)	53	4,438	(2)
Profit for the period	178	14,800	134	11,128	33	169	14,025	6

Diluted Earnings Per Share (EPS)	1.07	88.78	0.81	66.89	33	1.01	84.22	5

As % to revenues	Q2 FY24	Q2 FY23	Q1 FY24
Gross Profit	58.7	59.1	58.7
SG&A	27.3	26.3	26.3
R&D	7.9	7.7	7.4
EBITDA	31.7	30.6	31.7
PBT	27.8	25.5	27.4
PAT	21.5	17.6	20.8

EBITDA Computation

	Q2 FY24		Q2 FY23		Q1 FY24
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	230	19,134	194	16,111	222	18,463
Interest (income) / expense - Net*	(14)	(1,166)	1	61	(8)	(685)
Depreciation	29	2,437	25	2,107	27	2,281
Amortization	16	1,353	12	1,018	16	1,302
Impairment	0	55	0	25	0	11
EBITDA	262	21,813	233	19,322	257	21,372

* Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 83.08

Key Balance Sheet Items

	As on 30th Sep 2023		As on 30th Jun 2023		As on 30th Sep 2022
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	840	69,784	736	61,162	353	29,306
Trade receivables	839	69,722	928	77,095	927	76,987
Inventories	681	56,592	631	52,398	590	49,042
Property, plant, and equipment	848	70,478	809	67,207	768	63,817
Goodwill and Other Intangible assets	497	41,278	509	42,306	434	36,084
Loans and borrowings (current & non-current)	159	13,230	151	12,520	208	17,289
Trade payables	367	30,485	333	27,682	274	22,778
Equity	3,046	2,53,086	2,952	2,45,259	2,482	2,06,225

Revenue Mix by Segment

	Q2 FY24	Q2 FY23	YoY	Q1 FY24	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	61,084	55,946	9	60,083	2
North America	31,700	28,001	13	31,978	(1)
Europe	5,286	4,199	26	5,071	4
India	11,860	11,500	3	11,482	3
Emerging Markets	12,163	12,246	(1)	11,552	5
Pharmaceutical Services and Active Ingredients (PSAI)	7,034	6,434	9	6,709	5
Others	684	677	1	592	15
Total	68,802	63,057	9	67,384	2

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Revenue Analysis [Q2 FY24]

Global Generics (GG)

➢	Q2 FY24 revenue at Rs. 61.1 billion, YoY growth of 9% and QoQ growth of 2%. This growth was primarily driven by North America and Europe.

North America

➢	Q2 FY24 revenue at Rs. 31.7 billion, YoY growth of 13% and QoQ decline of 1%. The growth was on account of growing momentum in our core portfolio, Mayne integration, favorable move from foreign exchange which was partly offset by price erosion.

➢	During the quarter, we launched 4 new products in US.

➢	During the quarter, we filed 2 new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As of 30th Sep 2023, cumulatively 79 generic filings are pending for approval with the USFDA (75 ANDAs and 4 NDAs under 505(b)(2) route). Out of the pending 79 ANDAs, 41 are Para IVs, and we believe 20 have ‘First to File’ status.

Europe

➢	Q2 FY24 revenue at Rs. 5.3 billion, YoY growth of 26% and QoQ growth of 4%. The growth was driven by leveraging existing portfolio, contribution from new products and favorable forex which was partly offset by price erosion.

India

➢	Q2 FY24 revenue at Rs. 11.9 billion, YoY growth of 3% and QoQ increase of 3%. This growth was largely driven by pricing, new launches and partly offset by NLEM impact and muted demand due to weak acute season. Excluding NLEM, operational sales grew in mid-single digit.

Emerging Markets

➢	Q2 FY24 revenue from Emerging Markets at Rs. 12.2 billion, YoY decline of 1% and QoQ growth of 5%.

-	Revenue from Russia for the quarter at Rs. 5.8 billion, YoY decline of 3% and QoQ growth of 3%. YoY decline was majorly due to currency devaluation, excluding which YoY growth of 4% and QoQ growth of 9%. The increase was mainly driven by favorable pricing.

-	Revenue from other CIS countries and Romania for the year at Rs. 2.2 billion, YoY growth of 1% and QoQ growth of 12%. YoY growth, primarily on account of price increases on certain products, favorable move from foreign exchange which was partly offset by decline in base business volumes. QoQ growth was primarily driven by base business demand, partly offset by pricing pressure.

-	Revenue from Rest of World (RoW) territories for the year at Rs. 4.2 billion, YoY growth of 1% and QoQ growth of 6%. YoY growth, led by new product launches, which was partly offset by pricing pressure and lower base business. QoQ growth was mainly driven by new product launches and increase in demand of existing products and was partly offset by price erosion.

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Pharmaceutical Services and Active Ingredients (PSAI)

➢	Q2 FY24 revenue at Rs. 7.0 billion, with a growth of 9% YoY and 5% QoQ. YoY growth was mainly driven by new product launches, favorable move from foreign exchange partly offset with price erosion. QoQ growth was mainly driven by new product launches.

Income Statement Highlights:

➢	Q2 FY24 gross margin at 58.7% (GG: 63.6%, PSAI: 17.8%). Gross margin decreased by ~40 bps YoY and was in line with preceding quarter. The decline in gross margin was primarily driven by marginal adverse price variance in certain products and mix change offset with favorable forex benefit

➢	Selling, general & administrative (SG&A) expenses for Q2 FY24 at Rs. 18.8 billion, YoY increase of 13% and by 6% QoQ. The YoY SG&A spend increase is largely on account of investment in sales & marketing, digitalization, and other business initiatives.

➢	Research & development (R&D) expenses in Q2 FY24 at Rs. 5.4 billion. As % to Revenues – Q2FY24: 7.9% | Q1FY24: 7.4% | Q2 FY23: 7.7%. R&D investments are driven by ongoing clinical trials on differentiated assets, as well as other developmental efforts to build a healthy pipeline of new products across our markets for both small molecules and biosimilars.

➢	Other operating income for Q2 FY24 at Rs. 1.8 billion compared to Rs. 0.3 billion in Q2 FY23. Other operating income included the one-off income benefit of ~ Rs. 0.98 billion pursuant to settlement of product related litigation in the United Kingdom.

➢	Net Finance income for Q2 FY24 at Rs.1.2 billion compared to net finance expense of Rs. 0.2 billion in Q2 FY23. The higher income was primarily on account of profit on sale of units of mutual funds and other investments.

➢	Profit before Tax for Q2 FY24 at Rs. 19.1 billion, YoY growth of 19%. QoQ growth of 4%

➢	Profit after Tax for Q2 FY24 at Rs. 14.8 billion. The effective tax rate for the quarter has been 22.7% as compared to 30.9% in Q2 FY23. The lower tax was primarily due to decrease in the corporate income tax rate in India.

➢	Diluted earnings per share for Q2 FY24 is Rs. 88.78

Other Highlights:

➢	EBITDA for Q2 FY24 at Rs. 21.8 billion and the EBITDA margin is 31.7%.

➢	Capital expenditure for Q2 FY24 at Rs. 3.2 billion.

➢	Free cash-flow for Q2 FY24 at Rs. 14.5 billion (before acquisition payout).

➢	Net cash surplus for the company at Rs. 59.1 billion as on Sep 30, 2023.

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All amounts in millions, except EPS

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

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All amounts in millions, except EPS

Reconciliation of GAAP measures to non-GAAP measures

Free Cash Flow

Three months Ended Sep 30, 2023
Net cash generated from operating activities	24,030
Less:
Taxes	(6102)
Investments in PPE and Intangibles	(3450)
Free Cash Flow before acquisition	14,478
Less:
Acquisitions related pay-out	-
Free Cash Flow	14,478

Operating working capital

Quarter Ended Sep 30, 2023
Inventories	56,592
Trade Receivables	69,722
Less:
Trade Payables	(30,485)
Operating Working Capital	95,829

Net cash surplus

Quarter Ended Sep 30, 2023
Cash and cash equivalents	13,539
Investments	56,245
Short-term borrowings	(5,847)
Long-term borrowings, non-current	(6043)
Less:
Restricted cash balance – Unclaimed dividend	89
Lease liabilities (included in Long-term borrowings, non-current)	(2243)
Equity Investments (included in Investments)	988
Net Cash Surplus	59,060

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All amounts in millions, except EPS

Computation of Return on Capital Employed

Year Ended Sep 30, 2023
Profit before tax	19,134
Less:
Interest and Investment Income (Excluding forex gain/loss)	1,166
Earnings Before Interest and taxes [A]	17,968

Average Capital Employed [B]	1,83,550

Return on Capital Employed (A/B) (Ratio)	38.9%

Computation of capital employed.

	Year Ended Sep 30, 2023	Year Ended Mar 31, 2023
Property Plant and Equipment	70,478	66,462
Intangibles	37,055	30,849
Goodwill	4,223	4,245
Investment in equity accounted associates	4,069	4,702
Other Current Assets	22,423	20,069
Other investments	1,855	660
Other non-current assets	812	800
Inventories	56,592	48,670
Trade Receivables	69,722	72,485
Derivative Financial Instruments	189	1,095
Less:
Other Liabilities	40,297	42,320
Provisions	5,298	5,513
Trade payables	30,485	26,444
Operating Capital Employed	1,91,341	1,75,760
Average Capital Employed	1,83,550

Computation of EBITDA

Refer page no. 2 for EBITDA computations.

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Earnings Call Details (07:30 pm IST, 10:00 am EDT, Oct 27, 2023)

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

Option 1: Express Join with DiamondPass™

Pre-register with the below link and join without waiting for the operator.

https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=7967211&linkSecurityString=2c6ede051b

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll-Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till Nov 3rd, 2023. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 02796.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.” The company assumes no obligation to update any information contained herein.

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